Exhibit 1.02 to Form SD

Cepheid

Conflict Minerals Report

For The Reporting Period January 1 to December 31, 2013

This Conflict Minerals Report (“CMR”) has been prepared by Cepheid (herein referred to, alternatively, as “Cepheid,” “we” and “our”). This CMR for the reporting period January 1 to December 31, 2013 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Cepheid is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Cepheid has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I.	Company Overview

Cepheid is a molecular diagnostics company that develops, manufactures and markets fully-integrated systems for testing in the clinical and non-clinical markets. Cepheid’s systems enable rapid, sophisticated molecular testing for organisms and genetic-based diseases by automating otherwise complex manual laboratory procedures.

II.	Product Overview

Cepheid’s product portfolio consists of tests, reagents and systems for the clinical and non-clinical markets. Cepheid’s main system is the GeneXpert system, including the Infinity systems, which incorporates sample preparation, nucleic acid extraction and purification, DNA amplification, and detection into a small, self-contained cartridge, enabling rapid molecular testing. The information set forth under the subheading “Products” in “Item 1. Business” of our most recent annual report on Form 10-K, filed with the SEC on February 27, 2014, is incorporated herein by reference.

III.	Supply Chain Overview

In its manufacturing facilities, Cepheid assembles systems and produces reagents and tests for use on the GeneXpert and SmartCycler systems. Cepheid assembles disposable reaction tubes and cartridges on custom, automated assembly lines that are designed with expandable capacity. Cepheid depends on suppliers for various components used in the manufacture of the GeneXpert and SmartCycler systems, and the disposable reaction tubes and cartridges, some of which are Cepheid’s sole source for such components. For purposes of this CMR, references to our “products” refer to the hardware components of our GeneXpert and SmartCycler systems, and references to our “suppliers” refer to suppliers that supply products to Cepheid.

IV.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•	our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	we are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V.	Design of Due Diligence Measures

Cepheid designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Second Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI.	Due Diligence Measures Performed by Cepheid

Cepheid performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

•	In 2014, Cepheid adopted a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its commitment to complying with the Final Rules, (ii) its expectations of its suppliers regarding supporting Cepheid’s compliance activities, and (iii) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at www.cepheid.com/us/about-us/inside-cepheid/sustainability/conflict-minerals.

•	The implementation of Cepheid’s RCOI and the conducting of due diligence on the source and chain of custody of Cepheid’s necessary conflict minerals are managed by Cepheid’s engineering, supply chain and legal departments. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed by the responsible individuals within the supply chain and legal departments. To the extent deemed necessary by such responsible individuals, material red flags and issues will subsequently be reported to and reviewed by the Audit Committee at regularly scheduled meetings of the Audit Committee on a periodic basis.

•	The engineering, supply chain and legal staff responsible for conflict minerals compliance (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with Cepheid’s Conflict Minerals Policy and with Cepheid’s conflict minerals-related processes and procedures.

•	Records of material conflict minerals-related documentation are maintained electronically by Cepheid for a period of five (5) years from the date of creation.

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In 2014, Cepheid’s suppliers were provided with a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of Cepheid’s standard supplier onboarding process. In addition, in 2014, a conflict minerals compliance provision (the “Conflict Minerals

Contractual Provision”) was added to Cepheid’s form supplier agreements requiring suppliers to (i) comply with the Conflict Minerals Policy, (ii) cooperate with Cepheid in providing the information required by the CMRT (as defined below) and (iii) update information provided in the CMRT to the extent such information becomes inaccurate as a result of changes in the circumstances of the supplier. The Conflict Minerals Contractual Provision will be (i) incorporated into new supplier agreements and (ii) incorporated into existing supplier agreements when such agreements are negotiated for renewal.

•	Interested parties can report improper activities in violation of the Conflict Minerals Policy or the Conflict Minerals Rules by reporting such activities to Cepheid via email at conflictminerals@cepheid.com. The contact and email address for this grievance mechanism are published on Cepheid’s website at www.cepheid.com/us/about-us/inside-cepheid/sustainability/conflict-minerals. All reported activities will be reviewed by the appropriate individuals within the legal and supply chain departments and reported to the Audit Committee.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

•	Cepheid requires that its suppliers complete in full the Electronic Industry Citizenship Coalition (“EICC”)/Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “CMRT”). The CMRT is designed to provide Cepheid with sufficient information regarding its suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules.

•	Cepheid’s supply chain and legal departments manage the collection of information reported on the CMRT by its suppliers.

•	Cepheid utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

•	If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Cepheid determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, Cepheid will enforce the Conflict Minerals Policy and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.

•	Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Cepheid from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Conflict-Free Sourcing Initiative (the “CFSI”) to conduct third-party audits of smelters and refineries.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2013 calendar year reporting period. The Form SD and Conflict Minerals Report are also available on our website at ir.cepheid.com.

VII.	Smelters or Refineries Identified

As a result of Cepheid’s reasonable country of origin inquiry, 14 suppliers, representing approximately 70% of the suppliers contributing necessary conflict minerals to Cepheid’s products, provided completed CMRTs to Cepheid. These suppliers identified the names of approximately 210 CFSI identified smelters or refineries from which they source conflict minerals. Of those smelters, 89 smelters, or approximately 42%, have been certified by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The remainder of the smelters and refineries are not, at this time, certified by the CFSP. With respect to these smelters and refineries, although we were not able to determine the mines of origin of the conflict minerals sourced from such smelters and refineries, we were able to determine their country locations. Attached as Addendum A to this CMR is a list of such country locations, grouped according to the specific conflict mineral processed by such smelters or refineries.

VIII.	Steps to Mitigate Risk

Cepheid intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs;

•	Support the development of supplier capabilities to perform conflict-minerals related due diligence by the implementation of risk mitigation measures, as appropriate; and

•	provide ongoing training regarding emerging best practices and other relevant topics to engineering, supply chain and legal staff responsible for conflict minerals compliance.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence improvements are forward-looking in nature and are based on Cepheid’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Cepheid’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third party materials or references to websites (including Cepheid’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.

Addendum A

Non-CFSP-Certified Smelter and Refinery Country Location by Mineral

Mineral	Country Location
Tin	Belgium, Bolivia, Brazil, China, Germany, Hong Kong, Indonesia, Japan, Kazakhstan, Korea, Malaysia, Poland, Russian Federation, United Kingdom, United States

Tantalum	China, Germany, Japan, United States

Tungsten	American Samoa, Austria, Belgium, Canada, China, Germany, Japan, Kazakhstan, Russian Federation, Taiwan, United States, Vietnam

Gold	Australia, Bolivia, Brazil, Canada, Chile, China, Germany, Hong Kong, Indonesia, Japan, Kazakhstan, Korea, Kyrgyzstan, Mexico, Philippines, Russian Federation, Saudi Arabia, Sweden, Switzerland, Turkey, United States, Uzbekistan